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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          VERITAS SOFTWARE CORPORATION
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             (Exact name of registrant as specified in its charter)



              Delaware                                          94-2823068
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(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification no.)


         1600 Plymouth St.
      Mountain View, California                                    94043
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(Address of principal executive offices)                         (Zip code)


If this Form relates to the                If this Form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box.  [  ]                                 box.  [x]


                     Securities to be registered pursuant to
                         Section 12(b) of the Act: None.



        Securities to be registered pursuant to Section 12(g) of the Act:



                         Preferred Stock Purchase Rights
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                                (Title of Class)




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Item 1: Description of Registrant's Securities to be Registered:

         On October 4, 1998, the Board of Directors of VERITAS Software Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Shares"), of the Company. The dividend is payable to stockholders of record on October 16, 1998 (the "Record Date"). In addition, one Right shall be issued with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date (as defined below), the date the Rights are redeemed and the date the Rights expire or (ii) following the Distribution Date and prior to the date the Rights are redeemed and the date the Rights expire, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Corporation, which options or securities were outstanding prior to the Distribution Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), of the Company, at a price of $300.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

         Until the earlier to occur of (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time a person or group becomes an Acquiring Person), following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of this Summary of Rights attached thereto. Seagate Technology, Inc. and its affiliates will not be an "Acquiring Person" as a result of entering into or acquiring Company Shares under an agreement between the Company and Seagate. No person or group shall become an Acquiring Person if the Board of Directors of the Company determines in good faith that a person or group who would otherwise be an Acquiring Person has become such inadvertently, and such person or group as promptly as practicable takes such actions as may be necessary so that such person or group would no longer be considered an Acquiring Person.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate certificates alone will evidence the Rights. If Common Shares are issued or sold after the Distribution Date (but prior to the redemption or expiration of the Rights) in connection with the exercise of stock options or upon the exercise, conversion or exchange of other securities of the Company outstanding prior to the Distribution Date, the Company shall issue the appropriate number of Rights in connection with such issuance or sale.


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         The Rights are not exercisable until the Distribution Date. The Rights will expire on October 5, 2008, unless the expiration date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $1.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that any person or group becomes an Acquiring Person, unless the event causing the person or group to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If the Company does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Company is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

         In the event that any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combination transactions with an Acquiring Person, or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.



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         At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to such time as a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a redemption price of $0.001 per Right. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         The terms of the Rights may be amended by a resolution of the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         As of October 8, 1998, there were approximately 47.38 million of the Company's Common Shares outstanding. Each Common Share outstanding at the close of business on October 16, 1998 will receive one Right. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. Two million Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

         The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate and the form of Summary of Rights to Purchase Preferred Shares, is filed as Exhibit 4.1 hereto. A copy of the Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State, which specifies the terms of the Preferred Shares, is filed as Exhibit 3.2 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Preferred Shares is qualified in its entirety by reference to such exhibits.



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Item 2:           Exhibits

                  3.1 Restated Certificate of Incorporation of Registrant. (Incorporated by reference to Exhibit 3.01 of the Registrant's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 24, 1997.)

                  3.2 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on October 9, 1998.

                  4.1 Rights Agreement dated October 5, 1998 between Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).



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                                    SIGNATURE



                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 13, 1998

                                       VERITAS SOFTWARE CORPORATION



                                       By: /s/ Jay A. Jones
                                           ------------------------------------
                                           Jay A. Jones
                                           Vice-President, Corporate Counsel &
                                           Secretary



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                                  EXHIBIT INDEX




Exhibit

3.1               Restated Certificate of Incorporation of Registrant.
                  (Incorporated by reference to Exhibit 3.01 of the Registrant's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 24, 1997.)

3.2 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on October 9, 1998.

4.1 Rights Agreement dated October 5, 1998 between Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).